Jay S. Benet Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
One Tower Square-2MS
Hartford, CT 06183

(860) 277-7580
(860) 277-8136 (fax)
JSBenet@travelers.com

March 18, 2013

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                 The Travelers Companies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 5, 2013, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012, as referenced above.  We set forth your comments (displayed in bold) and our responses below.

Notes to Consolidated Financial Statements

9. Shareholders’ Equity and Dividend Availability

Statutory Net Income and Policyholder Surplus, page 215

1.              Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

•                  Regarding your disclosures of policyholder surplus, revise to explain whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.

Company response:

ASC 944-505-50-1a uses the term “statutory capital and surplus”; however, while there is a section titled “Capital and Surplus Account” in the statutory statement of income, the actual balance in those statements is labeled “Surplus as regards policyholders”.

The Company has used the shortened term “policyholder surplus” in its filings to refer to this amount.   In order to aid readers of the Company’s Annual Report on Form 10-K in finding policyholder surplus in the Company’s statutory financial statements, the Company also provided a definition of the term “policyholders surplus” in the Glossary in Item 1 of the Form 10-K.

We propose to change the Company’s future disclosures by using the term “capital and surplus”, as this amount also includes amounts from our foreign insurance subsidiaries. We will also adjust the definitions in the Company’s Glossary accordingly in future filings of our Annual Report on Form 10-K to more closely align the terminology used in ASC 944-505-50-1a with that used for statutory accounting.

•                  Although you disclose on page 31 that all of TRV’s insurance subsidiaries had total adjusted capital in excess of the RBC requirement, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Company response:

The RBC requirements for the Company’s US insurance subsidiaries are applied by state law to each insurance subsidiary and are not applied on a combined or group basis.  While compliance with the RBC requirements must be evaluated on a legal entity basis, a comparison of an insurer’s actual statutory capital on a combined basis to the legal entity RBC requirements on a combined basis can provide useful information regarding an insurance group’s overall capital adequacy.

At December 31, 2012, the level above which no RBC regulatory action is triggered (company action level) for the Company’s insurance subsidiaries on a combined basis was approximately $3.5 billion, significantly below the actual statutory capital of $19.3 billion held by those subsidiaries on a combined basis at that date.  Additionally, each US insurance subsidiary had statutory capital at December 31, 2012 significantly above company action level.  Accordingly, the Company concluded that the statutory capital necessary to satisfy regulatory requirements was not significant in relation to actual statutory capital and surplus and that disclosure of the amounts was not required under ASC 944-505-50-1b.

In future filings of our Annual Report on Form 10-K, we propose to clarify the statutory capital requirements by amending the disclosure on page 31 to include the following disclosure:

The Company’s US insurance subsidiaries are subject to risk-based capital (RBC) requirements that have been adopted by individual states.  These requirements subject insurers having statutory capital less than that required by the RBC calculation to varying degrees of regulatory action, depending on the level of capital inadequacy.

While the RBC regulatory requirements are applied by state law to each insurance subsidiary and are not applied on a combined basis, a comparison of an insurer’s actual statutory capital on a combined basis to the legal entity RBC requirements on a combined basis can provide useful information regarding an insurance group’s overall capital adequacy.  The amount of actual statutory capital held by the Company’s US insurance subsidiaries at December 31, 20xx determined on a combined basis significantly exceeded the level at which the subsidiaries would be subject to RBC regulatory action (company action level) on a combined basis at that date.  Additionally, each US insurance subsidiary individually had statutory capital at December 31, 20xx significantly above the company action level applicable to that subsidiary.  The Company’s foreign insurance subsidiaries, while not material to the Company’s total capital, also have capital significantly above their respective regulatory requirements.

•                  Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Company response:

Paragraphs 3(i) and (ii) of Rule 4.08(e) require disclosures to be provided when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent equity in the undistributed earnings of 50 percent or less owned person accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company’s restricted net assets of consolidated and unconsolidated subsidiaries  are held by the Company’s insurance subsidiaries and, accordingly,  any distributions from these subsidiaries  are subject to the regulatory limitations on dividends that could be made to the Company.  The Company discloses these limitations and the amount of dividends that are currently available to be paid to the Company in note 9, Shareholders’ Equity and Dividend Availability”, in the subsection “Dividend Availability” on page 215 of the Form 10-K.

•                  Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by The Travelers Companies, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Company response:

Rule 4-08(e)(1) of Regulation S-X requires disclosure of the most significant restrictions on the payment of dividends by the registrant, indicating their source, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.

The most significant restriction that The Travelers Companies, Inc. has on its ability to pay dividends to its shareholders is the regulatory limitation on the amount of dividends that can currently be paid to it by its insurance subsidiaries.  These restrictions and the amount of dividends that can be paid by the Company’s US insurance subsidiaries is disclosed in note 9, Shareholders’ Equity and Dividend Availability”, in the subsection “Dividend Availability” on page 215 of the Form 10-K.  Other less significant restrictions on the Company’s ability to pay dividends are the net worth and financial ratio covenants included in the Company’s line of credit arrangement with a syndicate of financial institutions.  These restrictions are included in the disclosure in note 8, Debt, in the subsection “Line of Credit Agreement” on page 213 of the Form 10-K.

In future filings of its Annual Report on Form 10-K, the Company proposes to add the following to the Dividend Availability disclosure as follows:

In addition to the regulatory restrictions on the availability of dividends that can be paid by the Company’s US insurance subsidiaries, the maximum amount of dividends that may be paid to the Company’s shareholders is limited, to a lesser degree, by certain covenants contained in its line of credit agreement with a syndicate of financial institutions as described in note 8.

•                  Revise to comply with ASC 944-505-50-2 and 50-3 or tell us why this disclosure is not required. If it is required, also address ASC 944-505-50-6, as applicable.

Company response:

ASC 944-505-50-2-a requires disclosure if:

a.              The use of prescribed or permitted statutory accounting practices (individually or in the aggregate) results in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had National Association of Insurance Commissioners’ statutory accounting practices been applied; and

b.              Either of the following conditions is met:

1.              State-prescribed statutory accounting practices differ from National Association of Insurance Commissioners’ statutory accounting practices.

2.              Permitted state statutory accounting practices differ from either state-prescribed statutory accounting practices or National Association of Insurance Commissioners’ statutory accounting practices.

The State of Connecticut requires insurance companies domiciled in Connecticut to prepare their statutory basis financial statements in accordance with NAIC statutory accounting practices and generally does not have prescribed statutory accounting practices that differ from the NAIC.  Additionally, the Company does not believe that it employs any statutory accounting practices that would be considered a permitted practice in its statutory financial statements.  The Company discloses in the section labeled, “Statutory Accounting Practices” of note 1 to the financial statements on page 173 of the Form 10-K that “the impact of any permitted accounting practices on policyholders’ surplus of the Company is not material”.

As a result, the criteria in ASC 944-505-50-2a and 2b were not met and the disclosure in ASC 944-505-50-3 was not required. Additionally, because the Company has no material permitted practices, no disclosure is required by ASC 944-505-50-6.

In reviewing the Company’s disclosure in note 1, and in light of the staff’s question above, we propose clarifying the disclosure in future filings of our Annual Report on Form 10-K to read as follows:

The Company’s U.S. insurance subsidiaries, domiciled principally in the state of Connecticut, are required to prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. The State of Connecticut requires insurers domiciled in Connecticut to prepare their statutory financial statements in accordance with National Association of Insurance Commissioners’ (NAIC) statutory accounting practices.

Permitted statutory accounting practices are those practices that differ either from state-prescribed statutory accounting practices or NAIC statutory accounting practices.

The Company does not apply any statutory accounting practices that would be considered a prescribed or permitted statutory accounting practice that differs from NAIC statutory accounting practices.

*              *              *              *              *

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman &
Chief Financial Officer

cc:	D. Keith Bell
Tom Daugherty, KPMG